UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Limited (SDRL) – New Contract in Angola for Seadrill Joint Venture

Hamilton, Bermuda, April 25, 2022 – Seadrill Limited (“Seadrill” or the “Company”) is pleased to announce a new contract has been secured by Sonadrill Holding Ltd (“Sonadrill”), Seadrill’s 50:50 joint venture with an affiliate of Sonangol E.P. (“Sonangol”). Sonadrill has secured a ten-well contract with options for up to eight additional wells in Angola for the West Gemini drillship.

Total contract value for the firm portion of the contract is expected to be approximately $161 million (inclusive of mobilization revenue and additional services), with further meaningful revenue potential from a performance bonus. Commencement is expected in Q4 2022 with a firm-term of approximately 18 months, in direct continuation of the West Gemini’s existing contract.

The West Gemini is the third drillship to be bareboat chartered into Sonadrill, along with two Sonangol-owned units, the Sonangol Quenguela and Sonangol Libongos. Seadrill will manage and operate the units on behalf of Sonadrill. The West Gemini is an ultra-deepwater drillship with an operational history offshore Africa. Together, the three units position the Seadrill joint venture as the premier rig operator in Angola and further the goal of building an ultra-deepwater franchise in the Golden Triangle by driving efficiencies from rig clustering in the region.

Seadrill’s Chief Executive Officer, Simon Johnson commented “We’re grateful for the Seadrill crew aboard the West Gemini who deserves the lion’s share of the credit for this contract. Our strategic partnership with Sonangol is critical to the development of the Angolan oil and gas sector and to Seadrill’s position as the number one rig operator in Angola.”

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations from shallow to ultra-deep-water environments. The Company owns and/or operates 30 rigs, which includes drillships, semi-submersibles, and jack-ups.

FORWARD LOOKING STATEMENTS

This news release includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: April 25, 2022	By:	/s/ Simon Johnson Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)